100 N. 18th Street Suite 300 Philadelphia, PA 19103
Cavas S. Pavri 202.724.6847 cpavri@schiffhardin.com	t 202.778.6400 f 202.778.6460 www.schiffhardin.com

October 7, 2020

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ruairi Regan

Re:	Good Works Acquisition Corp.

Registration Statement on Form S-1

Filed August 25, 2020

File No. 333-248333

Dear Mr. Regan:

This letter is being submitted on behalf of Good Works Acquisition Corp. (the “Company”) in response to the comment letter, dated September 17, 2020, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed August 25, 2020 (the “Original Registration Statement”). The Company’s Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) has been submitted to the Commission.

For your convenience, we have repeated the comment prior to the response in italics.

Form S-1 filed August 25, 2020

Principal Stockholders, page 95

1. We note that I-Bankers is an affiliate of your sponsor, I-B Good Works LLC. Please clearly disclose in the beneficial ownership table. In addition, if I-Bankers plans on making a market in the securities, please revise the registration fee table, cover page and underwriting section to reflect the market making activities. Lastly, in the narrative following the table please clarify the percent of shares that may be owned by the anchor investors if they purchase the $60 million in units in this offering from their indications of interest and clarify whether the anchor investors have agreed to vote any public shares they own in favor of a business combination.

Securities and Exchange Commission

October 7, 2020

Response: The Company has revised the disclosure on page 96 of the Amended Registration Statement in response to the Staff’s comment. The Company supplementally advises the Staff that I-Bankers has advised that it does not plan on making a market in the securities.

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Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,
SCHIFF HARDIN LLP

/s/ Cavas Pavri

By: Cavas Pavri

Enclosures

cc:	Cary Grossman, President, Good Works Acquisition Corp.
Ralph V. De Martino, Esq.